metabolic

2 November, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Fin[redacted]
450 Fifth Street, N.W[redacted]
Washington D.C. 205
U.S.A.

05012446

RECEIVED NOV 08 2005 203

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
26 October 2005	ASX	Quarterly Investor Update	7
28 October 2005	ASX	Chairman's & CEO's AGM Address to Shareholders	47
28 October 2005	ASX	AGM Results	3
28 October 2005	ASX	Amended Constitution	48
31 October 2005	ASX	Appendix 3X – Initial Director's Interest Notice	3
31 October 2005	ASIC	Form 205 – Notification of Resolution – Amendment to Constitution	3
31 October 2005	ASIC	Form 484 – Appointment of Director	3
2 November 2005	ASX	Appendix 3Y – Change of Director's Interest Notice	3
2 November 2005	ASX	Appendix 3B	8

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

(MPSEC2-11-05.doc)

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/10/2005

TIME: 09:30:31

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

METABOLIC QUARTERLY INVESTOR UPDATE

Number 11, 26 October 2005

HIGHLIGHTS

- **Obesity Phase 2B human clinical trial (low dose study) started on schedule**
- **Pain ACV1 Phase 1 human clinical trial (safety study)**
  - dosing completed on schedule and results due 4th quarter of 2005
- **New Non-Executive Director appointed**
- **Chief Financial Officer appointed**
- **2005 Annual Report released**
- **2005 Annual General Meeting details announced**

Welcome to our third *Quarterly Investor Update* for 2005. If you read this document in its entirety, you will have a better understanding of the status of our activities and our future plans. This update also includes a summary version of our 2005 Annual Report and an explanation of the proceedings for the upcoming 2005 Annual General Meeting ("AGM"), to be held on Friday 28 October 2005.

Progress on obesity drug, AOD9604 - Phase 2B low dose study recruitment underway

The next human clinical trial for AOD9604 is a Phase 2B low dose study which will investigate the efficacy of this drug at lower doses, and confirm key findings to date.

This trial is designed to provide high quality data which it is anticipated will allow the progression of AOD9604 to Phase 3 trials, greatly enhancing the value of our drug.

The box on the right contains a summary of the **trial design** and on the next page are **forecast milestones** for the trial.

To date, Metabolic has completed five human clinical trials on our obesity drug, each adding significant value by building information and reducing the development risk of this drug.

Previous trials have indicated that AOD9604 has an excellent safety and tolerability profile, and in regard to dosing, 1 mg (daily) has been found to be more effective than higher daily doses of up to 30 mg.

The benefit of efficacy of 1 mg or lower doses of this drug is that it will be cheaper to manufacture and will reduce the drug's ultimate cost to market.

As announced on 18 October, the current Phase 2B study started recruitment on schedule. Advertising for recruitment has begun at some of the 16 sites and **we expect the first subjects to be enrolled, screened and to have commenced dosing during November 2005.**

The Phase 2B low dose study design

- 480 randomised subjects
- Men and women in equal numbers
- BMI* (Body Mass Index) 30-45 kg/m^2
- Age 18-65 years
- Dose groups of 0, 0.25, 0.5 and 1 mg
- Primary weight loss endpoint at 12 weeks
- Extended dosing to 24 weeks
- Diet and weight loss program throughout
- At 16 sites in Australia
- Powered to detect 1.8 kg weight loss at 12 weeks

*BMI is weight in kilograms divided by height in metres squared: e.g. 95 kg and 1.7 metres tall is 95/1.7x1.7 = 32.87

We expect to complete treatment of all subjects in this trial by January 2007 and will announce the results as soon as possible thereafter.

It is important to understand that the timing of completion of the trial is critically dependent on the timing of the last subject recruited, not the first. For this reason, we will be keeping the market informed of the progress of recruitment. Once we know the date the last subject starts treatment, we will be able to more accurately predict the timing of the end of the trial and announcement of results.

We have allowed six months for recruitment. Based on past experience and industry averages, we believe this should be sufficient, leading to a forecast completion date of January 2007.

By mid 2006 we will know the exact recruitment period and will then communicate the likely trial completion date with more certainty.

The market should also be aware that the trial is "blinded" (the company, the clinical investigators and patients are unaware of who is getting which dose or placebo) and hence no-one, including Metabolic staff, will know the outcome until the last treatment is complete and the trial is "unblinded".

The data then has to be checked for accuracy, unblinded, rechecked, analysed by an independent statistician, and then reviewed in detail by the company and the clinical investigators. This process typically takes two to three months.

We are very excited about the potential outcomes from this trial. We are confident that this low dose trial has the right design to provide clear, high quality data to enable us to move forward with a Phase 3 human clinical trial, which will add further value to our obesity drug AOD9604 and to Metabolic.

Timing of the Phase 2B low dose study

** Forecast Trial Milestones **

Oct-2005	**Trial commenced** Recruitment process begins (e.g. advertising at sites).
Early Nov-2005	First subject is recruited.
Mid Nov-2005	First subject is treated and spends 32 weeks in the trial.
Apr-2006	Last subject is recruited.
May-2006	Last subject is treated and spends 32 weeks in the trial.
Late Jun-2006	First subject completes 32 weeks in the trial.
Jan-2007	Last subject completes 32 weeks in the trial.
Jan-2007 to Mar-2007	**Data analysis** Results are checked for accuracy, unblinded, rechecked, analysed by an independent statistician, and then reviewed in detail by the company and the clinical investigators. Typically, this process takes two to three months.
Mar/Apr-2007	**Results announced**

Note: These dates are indicative only and may vary

Anyone interested in participating in the trial can find out where they should apply to by going to www.metabolic.com.au and following the links to the "OPTIONS" study.

Progress on pain drug ACV1 Phase 1 human clinical safety study*

This first-in-man study is proceeding exactly on schedule. All subjects have now been treated, the data is currently being analysed and we expect to announce the results in November 2005.

A favourable result from this trial will see ACV1 progress into Phase 2 trials in 2006.

*Note: A Phase 1 human clinical study is designed to test the safety of a new drug and is usually performed in healthy volunteers under careful medical scrutiny.

The Phase 1 safety study design

- Randomised, double-blind, ascending dose
- 45 subjects in total
- Single injection, dose escalation from 5 to 400 micrograms per kilogram of body weight
- Multiple injection, daily for seven days at 100 to 400 micrograms per kilogram of body weight
- Healthy male volunteers
- Performed at the specialist CMAX facility in Adelaide

New Non-Executive Director appointed

Ms Robyn Baker, a partner in a leading Melbourne law firm, an experienced practitioner of commercial law and with experience in life sciences will join the Board effective from Monday 31 October, 2005. The process of appointing Ms Baker was not completed by the statutory deadline for mailing our 2005 Notice of AGM, therefore, in accordance with Metabolic's Constitution, Ms Baker will seek to be elected by shareholders at the next AGM in 2006. Ms Baker brings great enthusiasm and expertise to the Board and we look forward to her contributions as we move forward. Welcome Robyn!

Chief Financial Officer (CFO) appointed

The company is delighted with the appointment of a very experienced CFO in Mr Peter Dawson. Mr Dawson started with Metabolic at the beginning of September 2005 and is already making his mark. Prior to joining Metabolic, he was the CFO of specialist broadband carrier, Uecomm Limited where he played a key role in the growth of that Company to become a leading player in its industry.

Mr Dawson is busy reviewing Metabolic's finances and operations and has already begun the process of strengthening the foundations of the Company in preparation for the future growth which the Board believes is essential for Metabolic as we move our current drugs forward and further build our pipeline. Welcome Peter!

2005 Annual Report, snapshot

Metabolic shareholders received a hard copy or electronic version of the Annual Report last week, unless they previously elected not to. A full version is available on our website in the *Investor Relations* section. Briefly, in the Annual Report, the Financial Section tells you how we are going financially, and the Directors' Report tells you how we are progressing strategically and operationally.

The **Financial Report (dated 25 August 2005)** tells you that:

- We invested about A$11 million in the company's projects last year, a significant portion of which was spent on clinical trials;
- We raised A$10 million in a private placement and won a government grant for A$500,000 during the year; and
- As at 25 August 2005, we had approximately A$19 million in the bank, enough to complete the current trials on AOD9604 and ACV1.

The **Directors' Report** tells you that:

- Our two current clinical stage drugs, AOD9604 for obesity and ACV1 for pain, are progressing well and on schedule (as discussed in detail above);

- Strategically the company believes it is important to add additional drugs to our clinical pipeline (pipeline is used in this context to mean the line up of drugs we are developing – clinical pipeline includes drugs that have begun testing in humans, whereas the pre-clinical pipeline includes drugs that have not yet reached that stage). Given that risk is inherent in drug development, the best way to reduce risk is to diversify, and we diversify by adding new drug development projects to our pipeline. This may involve buying or licensing new drugs, or a merger or acquisition strategy; and
- In the remuneration report, we explain Metabolic's remuneration policy and details of the remuneration paid to the Directors and Senior Managers during 2004 and 2003 (pages 20-23) as well as their shares and / or option holdings and entitlements.

2005 Annual General Meeting

Metabolic shareholders have been asked to consider the following ordinary items of business and various resolutions at the Company's upcoming 2005 AGM, to be held in Melbourne on Friday 28 October 2005:

- To table all the company reports, including financials and auditor reports;
- A non-binding (advisory) vote on our remuneration report (a new process for disclosing entities) which allows shareholders to express their views regarding remuneration paid to Directors and Senior Managers of the Company;
- The re-election of Directors (this year Dr Chris Belyea, one of the founders of Metabolic and the previous CEO, seeks re-election). Dr Belyea is a very valuable Director and member of the Senior Management team in his new role as Chief Scientific Officer, and his skills are particularly important in the technical commercial discussions on AOD9604 and ACV1, and in assessing new opportunities as we work towards expanding our drug pipeline. He was entirely responsible for identifying ACV1, now widely acknowledged as an excellent pharmaceutical development opportunity;
- The ratification of the money raised this year through a private placement of shares issued in June, which if passed, gives us the ability to raise further capital without seeking shareholder approval, if necessary;
- Approval of the grant of "*performance rights*" to the two Executive Directors (Dr Scollay and Dr Belyea), see below for details of the plan;
- Approval of the grant of share options to the CEO, Dr Scollay – these options have an exercise price well above the current price, so only have any value in the event of substantial share price gains;
- Approval that the *Metabolic Performance Rights Plan* be excluded from the 15% limit that the company has on the issue of new shares in any 12 month period; and
- A minor amendment to the Company's Constitution.

The board has recommended that shareholders vote in favour of all these resolutions.

The *Metabolic Performance Rights Plan* is being proposed as part of the employee remuneration scheme, and it represents an equity based, performance dependent way to reward employees and to give them ownership of and a personal interest in the future success of the company. The scheme essentially puts a portion of employee benefits in the form of rights over shares which only vest (become available to the employee to own) over a four year period and subject to the company meeting share price targets, continued service and key corporate goals such as timely completion of clinical trials.

Our commitment to communicating with Investors

We will continue to keep our investors informed, and strive to achieve a fair value for Metabolic's shares. During the 3rd quarter of 2005 our CEO, Dr Scollay has presented Metabolic as an investment proposition in several road shows to the financial community, and to the Southern Cross Equities biotechnology investment conference. He was also invited to participate in a panel discussion at the Australian Investor Relations Association (AIRA) Annual Conference.

Over the last year, the share prices of biotechnology companies have been extremely volatile. This volatility has significantly affected market prices for reasons frequently unrelated to the operating performance of individual biotechnology companies. These broad market fluctuations (price and volume) can adversely affect the market price of Metabolic's securities.

Events or factors that may impact Metabolic' share price include:

- research or clinical trial results;
- announcements by us, our collaborative partners or our present or potential competitors;
- regulatory developments;
- developments or disputes concerning patent rights; or
- public concern regarding the safety, efficacy or other implications of our drug candidates;
- general market conditions and sentiment.

A brief history of Metabolic for new investors

The Company's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders

The Company was formed and listed in late 1998 by Circadian and Monash University specifically to develop the obesity drug AOD9604. That drug has now been through five clinical trials, amounting to nearly 390 human subjects and has just entered a sixth trial with 480 subjects to be recruited. We have learned a lot about this drug and have achieved a greater understanding of how it works, its excellent safety and tolerability profile and how we can manufacture it. We have also learned that it is likely to have efficacy that is competitive with other obesity drugs on the market. It has been somewhat "de-risked" as they say in the drug business, although risk remains, and no drug is ever entirely without risk, even when it is approved and on the market.

The development of a new prescription pharmaceutical such as AOD9604 is a serious, expensive and rigorous process involving many years of testing. The objective of this development is to achieve the end point of an approved pharmaceutical which doctors can prescribe to their patients with the knowledge that the drug has been shown to have clinically significant effects in treating patients and that all side effects have been documented and understood.

In 2003 we added another high potential drug to our pipeline, ACV1 for pain, which has now completed a Phase 1 clinical study (safety study) in 45 healthy volunteers. The results will be available in November 2005.

Metabolic has two drug programs still in the research phase and we are actively seeking further drugs to add to both our pre-clinical (research) and clinical pipelines.

In 1998, the company launched its Initial Public Offer as a single, pre-clinical project company with a share price of 20 cents (plus a free 20 cent option) and a starting market capitalisation of A$24 million. Since then we have grown to have two potentially major drugs in the clinic, a share price at 56 cents and a market capitalisation of A$142 million. Despite all the risks and the ups and downs in our share price, which are typical of biotechnology companies, and even after the set back of a delay in timing of our Phase 3 human clinical trial for AOD9604, our obesity drug, this amounts to about 18% annual growth in our share price and about 30% annual growth in our market capitalisation.

Thanks to our shareholders

Once again the Board and Management of Metabolic would like to thank all the shareholders for their support of the company. This includes in particular those of you who supported us through the recent Share Purchase Plan. You are the owners of Metabolic and we value your support and input. All of us here at Metabolic are enthusiastic and excited about the future and we will be working hard to build a bigger and better company for all of us. And importantly, success for Metabolic means that valuable new medicines will be made available to many individuals in need of medical help. Financial success for our shareholders is in full alignment with improved health for patients worldwide.

ENDS

About Metabolic
Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia. The Company was formed and listed on the Australian Stock Exchange (ASX: MBP) in late 1998 and there are 254,410,601 shares on issue. Metabolic has approximately 23 employees. Our mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders. Metabolic currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Pharmaceutical Limited, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604
AOD9604 is a 16 amino acid, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2B clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further low dose study commenced in October 2005, with expected completion in January 2007.

Background to ACV1
ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 is a 16 amino acid which specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of 2005.

Background information on the drug development process
The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world.*
5. *Marketing and sales*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1	***Phase 2***	***Phase 3***
Initial safety study in healthy human subjects or patients. *Of short duration.*	*Studies in a limited patient population designed to:* *- to identify possible adverse effects and safety risks in the patient population (2A); and* *- determine the efficacy of the product for specific targeted diseases (2B);* *- to determine tolerance and optimal dosage (2B).*	*Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).*

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Investor Relations Officer
diana.attana@metabolic.com.au
T: +61-3-9860-5700

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/10/2005

TIME: 08:30:44

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's & CEO's AGM Address to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

28 October 2005

Company Announcements Officer
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Pursuant to ASX Listing Rule 3.13.3, please find attached the Chairman's Address and Chief Executive Officer's presentation to be given at the Company's 2005 Annual General Meeting convened for 10:00am, Friday, 28 October 2005.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED

CHAIRMAN'S ADDRESS

ANNUAL GENERAL MEETING
10.00 A.M., FRIDAY, 28 OCTOBER, 2005

CHAIRMAN: I'd like to introduce myself, Arthur Emmett, Chairman of the Board of Directors of Metabolic Pharmaceuticals Limited and I welcome you all to this the 7th Annual General Meeting of the members of Metabolic.

INTRODUCE:

The other Directors of the Company:
Dr. Roland Scollay, Chief Executive Director & Managing Director
Dr. Chris Belyea, Executive Director (Chief Scientific Officer)
Dr. Evert Vos, Non-Executive Director
Mr. Patrick Sutch, Non-Executive Director

The Company Secretary:
Ms. Belinda Shave who is also Financial Controller

I would also like to introduce Ms Robyn Baker, who will be joining the Board effective from Monday 31 October, 2005.

(Robyn to stand for a moment)

Robyn is a partner in a leading Melbourne law firm with experience in commercial law and with experience in life sciences. Robyn brings great enthusiasm and expertise to the Board and we look forward to her contributions as we move forward.

A quorum being present, I now declare the meeting open.

Before proceeding to the items of business and resolutions for the meeting I would like to say a few words about our current clinical program. We have just commenced a Phase 2B human clinical trial for our obesity drug, AOD9604, to investigate its efficacy at lower doses and confirm key findings to date.

The Phase 1 human clinical trial for our Pain drug, ACV1, commenced in June 2005 and is proceeding exactly on schedule. All subjects have now been treated, the data is currently being analysed and we expect to announce the results in November 2005.

After the meeting I will ask Roland Scollay, our CEO, to provide you with a presentation on the Company's operations and outlook. You are then invited to share further refreshments with us informally.

The items of business and resolutions I shall be referring to are set out in the Notice of Annual General Meeting ("Notice of AGM") dated 26 September 2005. For anyone who does not have a copy, we have additional copies available at the registration desk outside this room.

PROXIES: As Chairman of this meeting, I hold valid proxies in relation to each resolution, as reported at the voting deadline being 48 hours prior to this meeting, as follows.

For Resolution 1, I hold valid proxies totalling 77,151,685 shares representing 30.3% of the total issued shares in the Company.

For Resolution 2, I hold valid proxies totalling 77,151,685 shares representing 30.3% of the total issued shares in the Company.

For Resolution 3, I hold valid proxies totalling 76,902,809 shares representing 30.2% of the total issued shares in the Company.

For Resolution 4, I hold valid proxies totalling 75,352,533 shares representing 29.6% of the total issued shares in the Company.

For Resolution 5, I hold valid proxies totalling 75,157,721 shares representing 29.5% of the total issued shares in the Company.

For Resolution 6, I hold valid proxies totalling 75,194,361 shares representing 29.6% of the total issued shares in the Company.

For Resolution 7, I hold valid proxies totalling 75,189,331 shares representing 29.6% of the total issued shares in the Company.

For Resolution 8, I hold valid proxies totalling 77,151,685 shares representing 30.3% of the total issued shares in the Company.

I declare that the proxies as tabled before the meeting comply with the requirements under the Company's Constitution.

A summary of the proxy voting for each resolution will be displayed on the screen behind me as I discuss each resolution.

NOTICE OF MEETING: Those formal issues having been dealt with, we can now turn to the Notice of AGM itself. Before putting the specific resolutions to the shareholders, I would like to move that proper notice of this meeting has been given and that the Notice of AGM be taken as tabled to the meeting.

May I have a seconder?

Those in favour?

Those against?

I declare the motion carried.

BUSINESS OF THE MEETING: The first item of business is to table the Annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2005, copies of which have been made available to shareholders.

As required by the Corporations Act, the Company's auditor, Denis Thorn of Ernst & Young, is also present at the meeting to answer any questions concerning the Annual Financial Report and Auditor's Report.

If you wish to ask a question, would you please raise your hand. Shareholders should note that there is no requirement for this item of business to be put to a shareholder vote for approval.

Are there any questions?

[Deal with questions, if any]

RESOLUTIONS: We can now move on to consideration of the resolutions set out in the Notice of AGM.

RESOLUTION 1: <u>Resolution 1</u> in relation to the Company's 2005 Remuneration Report is an advisory resolution only and does not bind the Company or its Directors.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 92.0% representing 70,982,238 shares were in favour of the resolution

- 3.1% representing 2,389,312 shares voted against the resolution

- 4.1% representing 3,162,678 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 0.7% representing 528,181 shares abstained from voting on the resolution

[Read Resolution 1 to the meeting]

"That the Remuneration Report as set out in the Company's Annual Report for the year ended 30 June 2005 be adopted."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 2: Resolution 2 regarding the re-election of Dr Chris Belyea as a Director, is an ordinary resolution requiring a majority vote.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 91.0% representing 70,234,265 shares were in favour of the resolution

- 4.9% representing 3,745,432 shares voted against the resolution

- 3.8% representing 2,940,127 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 0.2% representing 142,675 shares abstained from voting on the resolution

[Read Resolution 2 to the meeting]

"That Dr Chris Belyea, having been a Director since the formation of the Company and retiring by rotation in accordance with the Company's Constitution, being eligible and having signified his candidature for the office, be re-elected as a Director of the Company."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 3: Resolution 3 is an ordinary resolution requiring a majority vote.

The passing of this resolution will enable the Company, should the need arise, to issue up to 15% of the issued capital of the Company, without the time and expense involved in convening a separate General Meeting of Shareholders to obtain shareholder approval.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 73.2% representing 56,313,934 shares were in favour of the resolution

- 2.5% representing 1,900,261 shares voted against the resolution

- 4.0% representing 3,113,277 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 20.1% representing 15,486,151 shares abstained from voting on the resolution. This figure included those shareholders who were allottees, or associates of allottees in the private placement, and therefore excluded from voting on this Resolution.

[Read Resolution 3 to the meeting]

"That approval be given in accordance with ASX Listing Rule 7.4 to ratify the issue on 23 June 2005 of 16,393,446 fully paid ordinary shares in the Company at $0.61 per share through a private placement to a number of domestic and offshore institutional, professional and sophisticated investors, identified by Metabolic and the participating placement brokers, namely Churchill Capital Services Pty Ltd and BBY Limited."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 4: Resolution 4 is an ordinary resolution requiring a majority vote.

This Resolution seeks shareholder approval for the grant of performance rights to the Company's CEO, Dr Roland Scollay. The proposed grant of up to a maximum of 253,668 performance rights over the next 12 months is considered appropriate and conservative when compared to our peer biotech companies. We believe the offer of these performance rights to Dr Scollay will provide him with further incentive to build shareholder value, and this is an effective, low cost means of compensating Dr Scollay whilst conserving the Company's limited cash resources. There are specific performance hurdles in relation to share price, key corporate goals and continued service that must be achieved prior to any performance rights vesting. A summary of the key terms and conditions of the Metabolic Performance Rights Plan are included in the Explanatory Memorandum of the 2005 Notice of AGM.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 91.0% representing 68,555,371 shares were in favour of the resolution
- 4.8% representing 3,590,329 shares voted against the resolution

- 1.8% representing 1,355,851 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 2.3% representing 1,761,796 shares abstained from voting on the resolution

[Read Resolution 4 to the meeting]

"That approval be given in accordance with ASX Listing Rule 10.14 for the grant of up to 253,668 performance rights over the Company's shares to Dr Roland Scollay, CEO / Managing Director of the Company, to subscribe for up to 253,668 fully paid ordinary shares in the Company, and to issue up to 253,668 fully paid ordinary shares in the Company following the valid exercise of any such performance rights, calculated in accordance with the terms and conditions of the Metabolic Performance Rights Plan, as outlined in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 5: Resolution 5 is an ordinary resolution requiring a majority vote.

This Resolution seeks shareholder approval for the grant of performance rights to a Director, the Chief Scientific Officer, Dr Chris Belyea. This proposed grant is based on the same rationale, terms and conditions stated previously for Resolution 4.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 89.7% representing 67,412,572 shares were in favour of the resolution

- 6.8% representing 5,134,229 shares voted against the resolution

- 1.8% representing 1,380,851 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 1.5% representing 1,140,883 shares abstained from voting on the resolution

[Read Resolution 5 to the meeting]

"That approval be given in accordance with ASX Listing Rule 10.14 for the grant of up to 115,211 performance rights over the Company's shares to Dr Chris Belyea, Executive Director and Chief Scientific Officer of the Company, to subscribe for up to 115,211 fully paid ordinary shares in the Company, and to issue up to 115,211 fully paid ordinary shares in the Company following the valid exercise of any such performance rights, calculated in accordance with the terms and conditions of the Metabolic Performance Rights Plan, as outlined in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 6: Resolution 6 is an ordinary resolution requiring a majority vote.

This Resolution seeks shareholder approval for the grant of options to the Company's CEO, Dr Roland Scollay. The proposed grant of up to a maximum of 1.5 million options over the next 12 months is considered appropriate and conservative when compared to our peer biotech companies. The offer of options to Dr Scollay with a premium exercise price significantly above the market value of the Company's shares will further align the interests of the CEO/Managing Director with the interests of shareholders.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 92.8% representing 69,776,772 shares were in favour of the resolution

- 4.9% representing 3,654,675 shares voted against the resolution

- 1.8% representing 1,380,851 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 0.4% representing 292,877 shares abstained from voting on the resolution

[Read Resolution 6 to the meeting]

"That approval be given in accordance with ASX Listing Rule 10.14 for the grant of 1,500,000 options to Dr Roland Scollay, CEO / Managing Director of the Company, to subscribe for up to 1,500,000 fully paid ordinary shares in the Company and to issue up to 1,500,000 fully paid ordinary shares following the valid exercise of any such options, in accordance with the terms and conditions of the Metabolic Employee Share Option Plan, as outlined in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 7: Resolution 7 is an ordinary resolution requiring a majority vote.

This Resolution seeks shareholder approval to exclude shares issued pursuant to the Metabolic Performance Rights Plan from inclusion in the 15% limit as set out in ASX Listing Rule 7.1.

Pursuant to ASX Listing Rule 7.2 exception 9, passing this resolution will enable the Company to raise additional capital, if required, by issuing further securities up to a new limit of 15% without the delays associated with obtaining the approval of shareholders. This will place the Company in a position to take advantage of opportunities in the capital markets as they arise.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 94.0% representing 70,672,249 shares were in favour of the resolution
- 3.5% representing 2,655,881 shares voted against the resolution
- 1.8% representing 1,380,851 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.
- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and
- 0.5% representing 391,164 shares abstained from voting on the resolution

[Read Resolution 7 to the meeting]

"That, for the purposes of, and in accordance with ASX Listing Rule 7.2 (Exception 9), any issue of securities made to Participants under the Metabolic Performance Rights Plan (described in the Explanatory Memorandum accompanying and forming part of this Notice of AGM) be approved as an exception to ASX Listing Rule 7.1."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

RESOLUTION 8: Resolution 8 is a special resolution requiring at least 75% of shareholders voting in favour of the resolution.

The purpose of this resolution is for shareholders to approve a minor change to Metabolic's Constitution. The Company is seeking to clarify certain procedures surrounding the appointment and re-election of Directors who are appointed to fill a casual vacancy during the year under clause 56.1 of the Constitution. The proposed amendment will ensure that casual vacancy appointments seeking re-election are treated in the same manner as directors retiring by rotation.

Metabolic intends to review and further amend its Constitution in order to reflect the current Corporations Act, which will be put to shareholders at the 2006 AGM.

Of the total proxies received as at the voting deadline being 48 hours prior to the meeting:

- 92.0% representing 70,981,553 shares were in favour of the resolution

- 2.3% representing 1,811,670 shares voted against the resolution

- 4.4% representing 3,381,425 shares appointed the Chairman to vote on their behalf but have not directed the Chairman how to vote. As Chairman I will be exercising those proxies in favour of the resolution.

- 0.1% representing 89,186 shares appointed another person to vote on their behalf; and

- 1.2% representing 887,851 shares abstained from voting on the resolution

[Read Resolution 8 to the meeting]

"That clause 59.1(a) of the Company's Constitution is amended in the manner described in the Explanatory Memorandum accompanying and forming part of the Notice of AGM."

Are there any questions in relation to this resolution?

I now move the resolution – may I have a seconder?

I shall now put the resolution to the meeting.

Those in favour?

Those against?

I declare the motion carried.

CLOSURE: There being no further business, that concludes our Annual General Meeting. I now declare the meeting closed and thank you for your attention.

As mentioned at the beginning of the meeting, Dr Roland Scollay, our CEO, will now give you a presentation on the company's operations and outlook. At the conclusion of that presentation, you are invited to share further refreshments with us informally.

metabolic

2005 Annual General Meeting

Presentation by Dr Roland Scollay, PhD, CEO
Friday 28 October 2005

Forward Looking Statements

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercializing drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Ltd Annual Report for the year ended June 30, 2005, copies of which are available from the company or at www.metabolic.com.au.

Content of this Presentation

- Background on Metabolic
- ACV1 (Pain) - status and markets
- AOD9604 (Obesity) - status and markets
- Risk and the biotech sector
- Outlook

Introduction to Metabolic

- Based in Melbourne
- Formed and listed in 1998
- 23 staff, most activities outsourced
- Current market cap ~Aus $140m
- Cash at 30 Sept 2005 ~Aus $18m

  (sufficient to fund the current clinical trials)

metabolic

What does Metabolic do?

- Two drugs in the clinic
  - AOD9604
    - Peptide for obesity and metabolic syndrome
    - Phase 2B complete, dose finding study started in Oct 05
  - ACV1
    - Peptide for pain
    - Phase 1 dosing complete, Phase 2A H106
- Several drug candidates in research
- Expansion of clinical pipeline in progress
- Expansion of pre-clinical pipeline ongoing

Metabolic's Pipeline


Clinical
Research / Drug Discovery
Pre-clinical
Phase 1 Trials
Phase 2 Trials
Phase 3 Trials
Commercialisation (Market)
AOD9604 (obesity)
ACV1 (pain)
ADD (type 2 diabetes)
NRP (Neuro-regenerative Peptides)

Why invest in Metabolic?

- Two high potential drugs in the clinic, one in advanced Phase 2, each addressing billion dollar markets
- Strong patents with long lives
- Experienced management (CEO with science, management, big pharma, US biotech experience)
- Track record of clinical development (5 trials completed so far, 2 more in 2005)

metabolic

ACV1

Metabolic's innovative pain drug

What is ACV1?

- Peptide derived from the toxins of the cone snail
- Reduces nerve pain in animals
- Also appears to repair the damaged nerves that cause the pain
- Safe and well tolerated in animals

ACV1 Clinical Update

- Phase 1 clinical trial (safety) started on schedule in June 2005
- Dosing completed on schedule in September 2005
- Final results to be announced in November 2005
- Phase 2A expected to start first half of 2006, subject to Phase 1 outcome

The market for pain drugs

- Significant need for new pain killers with new modes of action (e.g. ACV1)
- For neuropathic pain, many people get no relief from existing therapies
- Very large market with limited competition
- Much "off-label" use (e.g. anti-convulsants, anti-depressants)
- Most existing drugs have side effect issues

metabolic

Pain market - the people

- 42% of US adults report daily pain
- 89% of US adults report monthly pain
- 15% report severe debilitating pain
- 10% have chronic pain
- 1-3% have neuropathic pain, of these about 50% from diabetes, 15% from herpes

metabolic

Pain market - the dollars

- Total pain market: US$40 billion, growing to US$75 billion by 2010
- Neuropathic pain market: US$2.5 billion, growing to $5.5 billion by 2010
- Diabetes, shingles, HIV, immune disorders, toxic neuropathies (e.g. chemotherapy), sciatica
- Until recently only one approved drug, clinically effective in only 30% of patients (Neurontin)
- Neurontin sales in 2004 were US$2.7 billion (about 55% for neuropathic pain)

AOD9604

Metabolic's innovative obesity drug

metabolic

What is AOD9604?

- AOD9604 is a peptide fragment of growth hormone that restores the ability of the body to burn fat and hence reduce weight
- It has the fat burning but not the growth stimulating activities of growth hormone
- Based on studies so far, it appears to be very safe and well tolerated, as expected for a natural hormone molecule
- Once daily oral delivery

metabolic

AOD9604 - Clinical history

Trial Phase	Subjects	BMI	Doses tested	Route of admin	Year
Phase 1	15 non- obese males	normal	~3 - 40 mg (1 group)	Intravenous, single dose	2001
Phase 2A	22 obese males	>35	~2 - 10 mg (4 groups)	Intravenous, single dose	2002
Phase 2A	16 obese males	>35	10 - 60 mg (4 groups)	Oral, single dose	2002
Phase 2A	36 obese males	30 - 47	10 - 60 mg (4 groups)	Oral, multiple dose	2002/ 2003
Phase 2B	300 obese male & female	>35	1 - 60 mg (6 groups)	Oral, multiple dose	2004
Phase 2B low dose	480 obese male & female	30-45	0.25 - 1 mg (4 groups)	Oral, multiple dose	2005 to 2007

Results from our previous trials

- Safety and tolerability
  - excellent results so far
- Efficacy
  - overall data support competitive efficacy
  - primary endpoint qualified
- Optimal Dose
  - initially unclear, now better understood
  - lower doses likely required
  - possible upside of better outcomes at lower doses
  - new trial will confirm

metabolic

Comparison with existing drugs

Drug	Gender demographics (male vs female)	Weight loss relative to placebo over 12 weeks (kg)
AOD9604 1mg	Roughly equal	**2.0**
AOD9604 1mg, females	100% females	**2.7** ←
Xenical	80% female	1.8
Meridia (2000 study)	Roughly equal	2.8
Acomplia	"Mainly" female	3.0 ←

Other major world drugs: 2004 global sales (US$)

- Cholesterol lowering
  - Lipitor (Pfizer) — $10.9 b
  - Zocor (Merck) — $5.2 b
  - Pravachol (BMS) — $2.6 b
  - All drugs (13 in top 500) — $25.4 b
- Blood Pressure
  - Norvasc (Pfizer) — $4.5 b
  - Diovan (Novartis) — $3.1 b
  - Cozaar (Merck) — $2.8 b
  - All BP lowering (36 in top 500) — $25.5 b plus
- Obesity
  - Xenical (Roche) — $477 m
  - Meridia (Abbott) — $305 m
  - Acomplia (S-A), predicted — >$1 b
  - All (prescription) — currently less than $1b

Low dose trial design: The "OPTIONS" study

- Randomised, double blind, placebo controlled
- 480 subjects to be recruited. 120 per group for ~90 completers at week 12
- Equal numbers of males and females, age 18-65
- BMI 30-45, waistline >102cm (males), >95cm (females)
- Primary end point weight loss at 12 weeks
- Treatment data collected for 24 weeks
- Placebo + 1mg, 0.5mg, 0.25mg
- Formal diet and exercise program (as per typical Phase 3 obesity trial design)
- 16 sites in Australia
- Powered to see ~1.8kg or better at 12 weeks
- Cost will be A$8-10 million

metabolic

What does BMI mean?

- BMI = body mass index (“normal” is 22 - 25)
- Weight in kg divided by height in metres squared

Height	BMI 25	BMI 30	BMI 35	BMI 45
168 cm (5’ 6”)	71 kg	85 kg	99 kg	127 kg
173 cm (5’ 8”)	75 kg	90 kg	105 kg	135 kg
178 cm (5’ 10”)	79 kg	95 kg	111 kg	143 kg
183 cm (6’ 0”)	84 kg	100 kg	117 kg	151 kg

Timing of the OPTIONS study

Recruitment:	approx 6 months
Screening:	2 - 4 weeks
Lead in:	4 weeks (fixed)
Treatment:	24 weeks (fixed)
Follow up:	4 weeks (fixed)
Time from start of "lead in" to end of "follow up" for any patient:	32 weeks (fixed)
Trial dosing complete:	32 weeks after last patient starts (fixed)
Results announced: (data quality check, un-blinding, further data check, independent stats analysis, company analysis etc)	2 - 3 months later

Timing of the OPTIONS study

Oct 2005	**Trial Commenced** Recruitment process begins (e.g. advertising at sites)
Early Nov-2005	First subject is recruited
Mid Nov-2005	First subject is treated and spends 32 weeks in the trial
Apr-2006	Last subject is recruited
May-2006	Last subject is treated and spends 32 weeks in the trial.
Late Jun-2006	First subject completes 32 weeks in the trial.
Jan-2007	Last subject completes 32 weeks in the trial.
Jan-2007 to Mar-2007	**Data analysis** Results are checked for accuracy, unblinded, rechecked, analysed by an independent statistician, and then reviewed in detail by the company and the clinical investigators. Typically, this process takes two to three months
Mar/Apr-2007	**Results announced**

Note: These dates are indicative only and may vary

metabolic

Value Creation and the Biotech sector

metabolic

Clinical trial success rates

- Overall success of all drugs in development*
  - 11% of drugs entering phase 1 (11-23%**)
  - 18% of drugs entering phase 2 (18-33%**)
  - 48% of drugs entering phase 3 (48-79%**)
    - i.e. 21-52% of drugs fail in Phase 3.

Note: These industry figures are dominated by small molecule development in major pharmaceuticals.

* = Kola & Landis - Nature Reviews Drug Development, August 2004
** = various industry figures

metabolic

Specific clinical trial success rates

- Peptides
  - Synthetic endocrine peptides (e.g. AOD9604) are twice as likely to succeed as small molecules*
  - Overall success rate for recombinant proteins in AIID is 42%**
- Therapeutic area
  - Overall success rate from Phase 3 to market for***
    - Anti-infectives: 75%
    - Cardiovascular: 43%
    - Anti cancer: 32%
    - Nervous system: 14%

* = Tufts Centre for the Study of Drug Development - Outlook 2005
** = Pavlou & Reichert - Nature Biotech 22; 1513 (2004)
*** = CMR Success Rate Study, 2003

metabolic

Reasons for clinical trial failure*

- Efficacy 37% (AOD9604: good)
- Economics 33% (AOD9604: excellent)
- Safety & tolerability 20% (AOD9604: excellent so far)
- Other 10% (AOD9604: unknown)

* = Tufts Centre for the Study of Drug Development - Outlook 2005 and DiMasi - Clin Pharm Ther 69;297 (2001)

metabolic

Drug development value creation



Research
Preclinical
Clinical
Registration
Ph 1
Ph 2
Ph 3
Value
Cost
Risk
0
5
10
15
Time in Years

Note: Diagram is estimated for illustrative purposes only

What's coming up?

- AOD9604 low dose STUDY started in Oct 2005, on schedule - (lower doses, more subjects, longer duration, diet program)
- AOD9604 recruitment progress updates - continual until recruitment complete
- ACV1 Phase 1 results to be announced in Nov 2005
- ACV1 Phase 2A starts H1 06 (subject to Phase 1 outcome)
- ACV1 Phase 2A ends H2 06
- AOD9604 low dose STUDY results to be announced early 2007
- Additional projects for clinical and preclinical pipelines under ongoing review

If current trends in the USA continue, of the cohort of children born in the year 2000, 50% can expect to have obesity related diabetes in their lifetime.

Centers for Disease Control, USA
quoted in "Fat Land"
By Greg Critser, 2003.

1-3% of the population of the USA and Europe have neuropathic pain. This is expected to double in the next five years.
Less than 50% get relief from current therapies.

From Espicom Business Analysis 2005.

metabolic

An email to Metabolic

Re: Metabolic's drug for Pain, ACV1

"I read with great interest an article in *The Age*, dated 25th July, about Professor Bruce Livett and his research studying the potential pain-killing properties of the cone shell. I see that Metabolic commenced Phase 1 human clinical trials of ACV1 in June.

I have had Multiple Sclerosis for 18 years and have lived with chronic, debilitating pain for that period of time. I shall not describe the pain in detail here, suffice to say, the pain is unremitting and includes very distressing neuropathic pain syndromes, dysesthetic, extremity limb pain and painful leg spasms. I have been taking a 'cocktail' of anticonvulsant medication since 1995, with no perceived benefit. An infusion of the anesthetic Lignacaine did not help."

Email continues with request for information on later trials.

metabolic

Thank you

Metabolic Pharmaceuticals Limited,
Melbourne, Australia

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/10/2005

TIME: 14:01:45

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

28 October, 2005

The Companies Section
Australian Stock Exchange Limited,
530 Collins Street,
MELBOURNE VIC 3000

Dear Sir,

Re: Annual General Meeting: 28 October, 2005

As required by section 251AA(2) of the Corporations Act and ASX Listing Rule 3.13.2, Metabolic Pharmaceuticals Limited advises that the resolutions as set out in the Notice of Annual General Meeting lodged with the ASX on 27 September 2005, were today put to its Annual General Meeting and carried on a show of hands.

Validly appointed proxies were received as follows:

	No. of Shares Represented	**Percentage of Total Issued Shares Represented**
Resolution 1	77,151,685	30.3%
Resolution 2	77,151,685	30.3%
Resolution 3	76,902,809	30.2%
Resolution 4	75,352,533	29.6%
Resolution 5	75,157,721	29.5%
Resolution 6	75,194,361	29.6%
Resolution 7	75,189,331	29.6%
Resolution 8	77,151,685	30.3%

The proxies were exercised as follows for each respective resolution:

	In Favour	**Against**	**Abstain**	**Proxy's Discretion**
Ordinary Resolution 1 - Adoption of the Remuneration Report:				
Percentage of Proxies	92.0%	3.1%	0.7%	4.2%
No. of shares represented by Proxies	70,982,328	2,389,312	528,181	3,251,864
Ordinary Resolution 2 - To re-elect Dr Chris Belyea as Director:				
Percentage of Proxies	91.0%	4.9%	0.2%	3.9%
No. of shares represented by Proxies	70,234,265	3,745,432	142,675	3,029,313
Ordinary Resolution 3 - Ratification of Prior Issue of Shares:				
Percentage of Proxies	73.2%	2.5%	20.1%	4.2%
No. of shares represented by Proxies	56,313,934	1,900,261	15,486,151	3,202,463
Ordinary Resolution 4 - Grant of Performance Rights to CEO/Managing Director:				
Percentage of Proxies	91.0%	4.8%	2.3%	1.9%
No. of shares represented by Proxies	68,555,371	3,590,329	1,761,796	1,445,037

	In Favour	Against	Abstain	Proxy's Discretion
Ordinary Resolution 5 - Grant of Performance Rights to Chief Scientific Officer/Executive Director:				
Percentage of Proxies	89.7%	6.8%	1.5%	2.0%
No. of shares represented by Proxies	67,412,572	5,134,229	1,140,883	1,470,037
Ordinary Resolution 6 - Grant of Options to CEO/Managing Director:				
Percentage of Proxies	92.8%	4.9%	0.4%	2.0%
No. of shares represented by Proxies	69,776,772	3,654,675	292,877	1,470,037
Ordinary Resolution 7 - Approval of the Metabolic Performance Rights Plan for the purpose of ASX Listing Rule 7.2:				
Percentage of Proxies	94.0%	3.5%	0.5%	2.0%
No. of shares represented by Proxies	70,672,249	2,655,881	391,164	1,470,037
Special Resolution 8 - Amendment to the Company's Constitution:				
Percentage of Proxies	92.0%	2.3%	1.2%	4.5%
No. of shares represented by Proxies	70,981,553	1,811,670	887,851	3,470,611

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/10/2005

TIME: 14:06:04

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amended Constitution

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

28 October 2005

Company Announcements Officer
Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Pursuant to ASX Listing Rule 15.2 please find attached for immediate release the amended Constitution of Metabolic Pharmaceuticals Limited, incorporating a minor change to Clause 59.1 of the Constitution, which was approved by shareholders at the Annual General Meeting on 28 October 2005.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

CORPORATIONS LAW

CONSTITUTION

of

METABOLIC PHARMACEUTICALS LIMITED

'Company Limited by Shares - The liability of the members is limited'

Adopted by special resolution on 17 August 1998
(Incorporating changes up to and including 28 October 2005)

MINTER ELLISON
Lawyers
Rialto Towers
525 Collins Street
MELBOURNE VIC 3000
DX 204 Melbourne
Telephone (03) 9229 2000
Facsimile (03) 9229 2666
Reference 1161399

Annotated version prepared and lodged by Metabolic Pharmaceuticals Limited on 28 October 2005

CORPORATIONS LAW

COMPANY LIMITED BY SHARES
CONSTITUTION
OF
METABOLIC PHARMACEUTICALS LIMITED

PRELIMINARY

1. Definitions and interpretation

1.1 In this Constitution:

'**Alternate Director**' means a person appointed as an alternate director under **clause 68**;

'**Auditor**' means the Company's auditor;

'**ASX**' means Australian Stock Exchange Limited;

'**Business Day**' has the same meaning as in the Listing Rules;

'**chairperson**' means the person appointed to chair:

(a) Directors' meetings pursuant to **clause 70**;or

(b) general meetings pursuant to **clause 35**;

'**Company**' means Metabolic Pharmaceuticals Limited;

'**Constitution**' means the constitution of the Company as amended from time to time;

'**Director**' means a person appointed to and acting in the position of a director of the Company;

'**Directors**' means all or some of the Directors acting as a board;

'**dividend**' includes bonus;

'**Exchange**' means Australian Stock Exchange Limited or the Company's Home Branch, as the context requires, and includes any body corporate succeeding to all or most of the powers, functions and duties of Australian Stock Exchange Limited;

'**Executive Director**' means a person appointed or holding office as an executive director under **clause 75.1**;

'**Home Branch**' has the same meaning as in the Listing Rules;

'**Listing Rules**' means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

'**Managing Director**' means a Director appointed as managing director under **clause 75.1**;

'**Marketable Parcel**' has the same meaning as in the SCH business rules;

'**Member**' means a person entered for the time being in the Register as the holder of Shares;

'**Non-Executive Director**' means a Director who is not an Executive Director;

'**Non-Marketable Parcel**' means a parcel of securities which is less than a Marketable Parcel;

'**Offeror**' means an offeror under a Proportional Takeover Scheme;

'**Office**' means the Company's registered office;

'**Proportional Takeover Resolution**' means a resolution to approve the relevant proportional takeover scheme to be voted on in accordance with **clause 23**;

'**Proportional Takeover Scheme**' has the same meaning as in Chapter 6 of the *Corporations Law* where the Company is the target company;

'**Register**' means the register of Members of the Company;

'**Registered Address**' means the last known address of a Member as noted in the Register;

'**Relevant Day**' in relation to a Proportional Takeover Scheme means the day that is the fourteenth day before the last day of the period during which offers made under the relevant Proportional Takeover Scheme remain open;

'**Representative**' means a person authorised by a Member to act as its representative under **clause 52.1**;

'**Restricted Securities**' has the same meaning as in the Listing Rules;

'**SCH business rules**' means the business rules of the Securities Clearing House;

'**Seal**' means the Company's common seal (if any);

'**Secretary**' means any person appointed by the Directors to perform any of the duties of a secretary of the Company;

'**Securities Clearing House**' has the same meaning as in the *Corporations Law*;

'**Shares**' means shares in the share capital of the Company; and

'**Uncertificated Holding**' means a holding of Shares which is not held on any certificated subregister maintained by or on behalf of the Company.

1.2 In this Constitution, unless the contrary intention appears:

(a) the singular includes the plural and vice versa and words importing a gender include other genders;

(b) words importing natural persons include corporations;

(c) words and expressions defined in the *Corporations Law* have the same meaning in this Constitution;

(d) headings are for ease of reference only and do not affect the construction of this Constitution; and

(e) a reference to the *Corporations Law* is a reference to the *Corporations Law* as modified or amended from time to time.

1.3 Unless the contrary intention appears in this Constitution, an expression in a clause has the same meaning as in a provision of the *Corporations Law* which deals with the same matter as the clause.

1.4 To the extent permitted by law, the replaceable rules contained in the *Corporations Law* do not apply to the Company.

SHARES

2. Rights

Subject to this Constitution and to the terms of issue of Shares, all Shares attract the right:

(a) to receive notice of and to attend and vote at all general meetings of the Company;

(b) to receive dividends;

(c) in a winding up to participate equally in the distribution of the assets of the Company (both capital and surplus), subject only to any amounts unpaid on Shares.

3. Issue of Shares

3.1 Subject to the *Corporations Law*, the Listing Rules and this Constitution, the Directors may issue or dispose of Shares to persons:

(a) on terms determined by the Directors;

(b) at the issue price that the Directors determine; and

(c) at the time that the Directors determine.

3.2 The Directors' power under **clause 3.1** includes the power to:

(a) grant options to have Shares issued;

(b) issue Shares:

(i) with any preferential, deferred or special rights, privileges or conditions;

(ii) with any restrictions in regard to dividend, voting, return of capital or otherwise; or

(iii) which are liable to be redeemed.

4. Commission and brokerage

4.1 The Directors may exercise the power conferred by the *Corporations Law* to pay brokerage or commission to a person in respect of that person or another person agreeing to take up Shares.

4.2 Payments in accordance with this clause may be made in cash, by the issue of Shares, or the issue of debentures, or by a combination of any of those methods.

5. Trusts not recognised

5.1 Except as required by law, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

5.2 This **clause 5** applies even if the Company has notice of the relevant trust, interest or right.

6. Joint holders

6.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

6.2 Any one of the joint holders of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders.

7. Share certificates

7.1 The Directors may in their absolute discretion issue a certificate to a Member for all Shares registered in its name. Members have no right, however, to receive a certificate for Shares.

7.2 Any certificate for Shares must be issued and despatched in accordance with the *Corporations Law* and the Listing Rules.

7.3 The Company may elect in accordance with the Listing Rules and SCH business rules not to maintain a certificated subregister and that any class of Shares may only be held as Uncertificated Holdings.

7.4 The Directors may order worn out or defaced certificates to be cancelled and, if necessary, replaced by new certificates.

8. Variation of class rights

8.1 The rights attached to any class of Shares may, unless their terms of issue state otherwise, be varied or cancelled:

(a) with the written consent of the holders of 75% of the Shares of the class; or

(b) by a special resolution passed at a separate general meeting of the holders of Shares of the class.

8.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings except that:

(a) a quorum is two persons holding or representing by proxy at least one-third of the Shares of the class or, if there is one holder of Shares in a class, that person; and

(b) any holder of Shares of the class present in person or by proxy may demand a poll.

8.3 The rights conferred on the holders of Shares which are not ordinary Shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by:

(a) the issue of more Shares; or

(b) the conversion of securities to new securities,

which rank equally with or in priority to those Shares.

9. Non-Marketable Parcels

9.1 (a) If at any time the number of Shares registered in the name of a Member is less than a Marketable Parcel and those Shares are held on a certificated subregister or an issuer sponsored subregister ('**Eligible Member**'), the Directors may cause a written notice ('**Notice**') to be despatched to the Eligible Member, requiring the Eligible Member to advise the Company by a specified date ('**Relevant Date**') whether the Eligible Member elects that the provisions of this clause are not to apply to the Shares.

(b) The Relevant Date must be not less than six weeks after the date of service of the Notice.

9.2 (a) At least four weeks before the Notice being despatched the Directors may cause a notice to be despatched to each Member who holds an Uncertificated Holding which is less than a Marketable Parcel, advising each of those Members of the Directors' intention to invoke the procedure provided for in this **clause 9** ('**Procedure**').

(b) That notice must state that if the Member wishes to have its holding sold in accordance with the Procedure it will be necessary for that Member to effect or arrange for conversion of its holding to the certificated subregister before a specified date, being the date on which the Directors intend to invoke the Procedure.

9.3 At the time the Procedure is invoked a Notice must be despatched to each and every Eligible Member.

9.4 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless, by the Relevant Date:

(a) the Member advises the Company that the provisions of this clause are not to apply to the Shares; or

(b) the Member's holding is no longer on the certificated subregister.

9.5 Every Eligible Member on which a Notice has been served may by notice in writing to the Company and delivered to the Office before the Relevant Date require the Company not to sell that Member's Shares in accordance with this clause in which event no sale of that Member's Shares will take place.

9.6 If the Eligible Member does not advise the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares referred to in the Notice, any of those Shares which are held on the certificated subregister as at the Relevant Date may be sold by the Company.

9.7 Any Shares which may be sold pursuant to this clause may be sold on the terms, in the manner and at the time determined by the Directors and for the purposes of a sale pursuant to this clause each Eligible Member:

(a) appoints the Company the Eligible Member's agent for sale;

(b) authorises the Company to effect on the Eligible Member's behalf a transfer of the Shares sold;

(c) appoints the Company and its Directors jointly and severally as the Eligible Member's attorneys in the Eligible Member's name and on the Eligible Member's behalf to execute any instrument or take any other steps as they or any of them may consider appropriate to transfer the Shares sold.

9.8 The title of the transferee to Shares acquired pursuant to this clause is not affected by any irregularity or invalidity in connection with the sale of Shares to the transferee.

9.9 (a) The proceeds of any sale of Shares pursuant to this clause less any unpaid calls and interest ('**Sale Consideration**') will be paid to the relevant Member or as that Member may direct.

(b) The Sale Consideration received by the Company in respect of all Shares sold pursuant to this clause will be paid into a bank account opened and maintained by the Company for the purposes of this clause.

(c) The Company will hold the Sale Consideration in trust for the Member whose Shares are sold pursuant to this clause and will forthwith notify the Member in writing that the Sale Consideration in respect of the Member's Shares has been received by the Company and is being held by the Company pending instructions from the Member as to how it is to be dealt with. Unless the Member has waived any entitlement it may have to a share certificate or certificates, the Member's instructions, to be effective, must be accompanied by the share certificate or certificates to which the Sale Consideration relates or, if the certificate or certificates has or have been lost or destroyed, by a statement and undertaking pursuant to subsection 1089(2) of the *Corporations Law*.

9.10 Subject to the *Corporations Law*, the Company or the purchaser will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares pursuant to this clause.

9.11 The Procedure may only be invoked once in any 12 month period after its adoption or renewal.

9.12 If the Procedure has been invoked and there is an announcement of a takeover offer or takeover announcement for Shares, no more sales of Shares may be made pursuant to this **clause 9** until after the close of the offers made under the takeover offer or takeover announcement. The Procedure may then be invoked again.

CALLS

10. General

10.1 Subject to the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

10.2 A call is made when the resolution of the Directors authorising it is passed. The Directors may require it to be paid by instalments, and may revoke the call after it has been made.

10.3 The Company must comply with the Listing Rules in relation to the dispatch and content of notices to Members on whom a call is made.

10.4 A Member to whom notice of a call is given in accordance with this **clause 10** must pay to the Company the amount called in accordance with the notice.

10.5 Failure to send a notice of a call to any Member or the non-receipt of a notice by any Member does not invalidate the call.

10.6 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

11. Instalments and amounts which become payable

11.1 If:

(a) the Directors require a call to be paid by instalments; or

(b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

then:

(c) the amount is payable as if it were a call made by the Directors and as if they had given notice of it; and

(d) the consequences of late payment or non-payment of the amount are the same as the consequences of late payment or non-payment of a call.

12. Interest and expenses

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 20% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

13. Recovery of amounts due

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minute book; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

14. Differentiation

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

15. Payment of calls in advance

15.1 The Directors may accept from a Member the whole or part of the amount unpaid on a Share before the amount accepted has been called.

15.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call and at a rate (not exceeding 20% per annum) agreed between the Member and the Directors; and

(b) subject to any contract between the Company and the Member, repay all or any of the amount accepted in excess of the amount called on the Share.

15.3 Payment of an amount in advance of a call does not entitle the paying Member to any dividend, benefit or advantage, other than the payment of interest under this **clause 15**, to which the Member would not have been entitled if it had paid the amount when it became due.

LIEN AND FORFEITURE

16. Lien

16.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends payable in respect of the Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

16.2 The lien extends to reasonable interest and expenses incurred because the amount is not paid.

16.3 If any law for the time being of any country purports to impose an immediate or contingent liability upon the Company to make any payment or authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or dividends or other moneys accruing due to the Member who holds the Shares:

(a) the Member indemnifies the Company in respect of any such payment or liability;

(b) subject to the Listing Rules, the Company:

(i) has a lien on the Shares and dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Member solely or jointly with another person, in respect of any payment made or liability incurred by the Company, together with reasonable expenses and interest on any payment made by the Company at a rate to be fixed by the Directors not

exceeding 20% per annum from the date of payment by the Company to the date of repayment by the Member;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Member as dividends or otherwise;

(iii) may recover as a debt due from the Member or its legal personal representative the amount of all payments made by the Company together with reasonable expenses and interest at the rate and for the period referred to in **clause 16.3(b)(i)**.

16.4 The Company may do all things which the Directors think necessary or appropriate to do under the SCH business rules and the Listing Rules to enforce or protect the Company's lien.

16.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

16.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

17. Lien sale

If:

(a) the Company has a lien on a Share for money presently payable; and

(b) the Company has given the Member who holds the Share written notice demanding payment of the money,

then 14 or more days after giving the notice, the Directors may, if the Listing Rules permit, sell the Share in any manner determined by them.

18. Forfeiture notice

18.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Member, serve a notice on the Member requiring the Member to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

18.2 The notice under **clause 18.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Member does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

19. Forfeiture

19.1 If a Member does not comply with a notice served under **clause 18**, then any or all of the Shares in respect of which the notice was given may be forfeited pursuant to a resolution of the Directors.

19.2 Unpaid dividends in respect of forfeited Shares will also be forfeited.

19.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) disposed of, or cancelled on terms determined by the Directors; or

(b) offered by public auction in accordance with any requirements of the Listing Rules.

19.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

19.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Member in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

20. Liability of former Member

20.1 The interest of a person who held Shares which are forfeited is extinguished but the former Member remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Member to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment at a rate determined by the Directors (not exceeding 20% per annum).

20.2 A former Member's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the Shares. The liability may only be released or waived in accordance with the Listing Rules.

21. Disposal of forfeited Shares

21.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

21.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

21.3 A statement signed by a Director and the Secretary that the Share has been regularly forfeited and sold or reissued, or regularly sold without forfeiture to enforce a lien, is

conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

21.4 The net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts secured by the lien or all money that was payable in respect of the forfeited Share; and

(c) in payment of any surplus to the former Member whose Share was sold.

TRANSFER OF SHARES

22. General

22.1 Subject to this Constitution, a Member may transfer Shares held by that Member.

22.2 Subject to **clause 22.3**, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

22.3 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the *Corporations Law*, the Listing Rules and the SCH business rules.

(b) If the Company participates in a system of the kind described in **clause 22.3(a)**, then despite any other provision of this Constitution:

(i) Shares may be transferred, and transfers may be registered, in any manner required or permitted by the Listing Rules or the SCH business rules applying in relation to the system;

(ii) the Company must comply with and give effect to those rules; and

(iii) the Company may, in accordance with those rules, decline to issue certificates for holdings of Shares.

22.4 A written transfer instrument must be:

(a) executed by the transferor or (where the *Corporations Law* permits) stamped by the transferor's broker;

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the *Corporations Law* permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Member and to be bound by the Constitution.

Subject to the *Corporations Law*, the written transfer instrument may comprise two documents.

22.5 Except in the case of a proper SCH transfer:

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares;

(b) a transfer of Shares does not pass the right to any unpaid dividends or dividends declared on the Shares until registration.

23. Proportional Takeover Scheme

23.1 The registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Scheme is prohibited unless and until a Proportional Takeover Resolution is passed.

23.2 A person (other than the Offeror or a person associated with the Offeror) who, as at the end of the day on which the first offer under the Proportional Takeover Scheme was made, held Shares of the class which are the subject of the Proportional Takeover Scheme:

(a) may vote on a Proportional Takeover Resolution; and

(b) has one vote for each of the Shares.

23.3 Where offers have been made under a Proportional Takeover Scheme, the Directors must ensure that a Proportional Takeover Resolution is voted on at a meeting of the persons described in **clause 23.2** before the Relevant Day.

23.4 A Proportional Takeover Resolution is passed if more than one-half of the votes cast on the resolution are cast in favour of the resolution, and otherwise is taken to have been rejected.

23.5 The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with any modifications that circumstances require, in relation to a meeting that is convened under this **clause 23** as if the meeting was a general meeting of the Company.

23.6 Where a Proportional Takeover Resolution is voted on in accordance with this **clause 23** before the Relevant Day the Company must, on or before the Relevant Day:

(a) give to the Offeror; and

(b) serve on the Exchange,

a notice in writing stating that the Proportional Takeover Resolution has been voted on and that it has been passed, or has been rejected, as the case requires.

23.7 If at the end of the day before the Relevant Day no Proportional Takeover Resolution has been voted on in accordance with this clause, a resolution to approve the Proportional Takeover Scheme will, for the purposes of this **clause 23**, be taken to have been passed in accordance with this **clause 23**.

23.8 This **clause 23** will cease to have effect three years after the date of its adoption or its last renewal.

24. Transfer procedure

24.1 For a transfer of Shares that is not a SCH-regulated transfer:

(a) the written transfer instrument must be left at the Office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may require other evidence of the transferor's right to transfer the Shares.

24.2 For a transfer of a Shares that is a SCH-regulated transfer a Share transfer must be effected in accordance with the applicable Listing Rules and SCH business rules.

25. Right to refuse registration

25.1 The Directors may in their absolute discretion refuse to register any transfer of Shares or other securities in any circumstances permitted by the Listing Rules.

25.2 The Directors must:

(a) refuse to register any transfer of Shares or other securities which are Restricted Securities during the escrow period except as permitted by the Listing Rules or the Exchange; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the Listing Rules.

25.3 Despite **clauses 25.1** and **25.2**, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a proper SCH transfer of Shares or other securities.

25.4 If a person has lodged a transfer which the Directors have refused to register, the Company must, within five Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

TRANSMISSION OF SHARES

26. Title on death

26.1 The legal personal representative of a deceased Member who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

26.2 If a deceased Member was a joint holder of Shares, the other joint holder is the only person whom the Company will recognise as having any title to the deceased Member's Shares.

26.3 The estate of the deceased Member will not be released from any liability to the Company in respect of the Shares.

26.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

27. Entitlement to transmission

27.1 A person who becomes entitled to a Share in consequence of the death, mental illness or bankruptcy of a Member may, subject to **clause 24** and to producing to the Company evidence of its entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by it.

27.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

27.3 An election to be registered as a holder of a Share under **clause 27.1(a)** or a transfer of a Share from a Member or deceased Member under this **clause 27** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Member or deceased Member himself or herself.

27.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of its entitlement which is satisfactory to the Directors,

is entitled to the dividends and other rights of the registered holder of the Share.

27.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

CHANGES TO SHARE CAPITAL

28. Changes to share capital

28.1 For the purpose of giving effect to any consolidation or subdivision of Shares, the Directors may, subject to the SCH business rules, settle any difficulty which arises in any manner that they think expedient.

28.2 Subject to the *Corporations Law* and the Listing Rules, the Company may reduce its share capital.

POWERS OF ATTORNEY

29. Powers of attorney

29.1 If a Member executes or proposes to execute any document or do any act by or through an attorney which is relevant to the Company or the Member's shareholding in the Company, that Member must deliver the instrument appointing the attorney to the Company for notation.

29.2 The Company may require the Member to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

29.3 Any power of attorney granted by a Member will, as between the Company and the Member who granted the power of attorney:

(a) continue in force; and

(b) may be acted on,

unless express notice in writing of its revocation or of the death of the Member who granted it is lodged with the Company.

29.4 Where a Member proposes that an attorney represent the Member at a general meeting or adjourned meeting, the Member must comply with **clause 50.2** of this Constitution.

GENERAL MEETINGS

30. Convening

30.1 A Director may, at any time, convene a general meeting.

30.2 The Directors must convene annual general meetings in accordance with the *Corporations Law*, to be held at times to be determined by the Directors.

30.3 Members may also requisition or convene general meetings in accordance with the procedures for member-initiated meetings set out in the *Corporations Law*.

31. Notice

31.1 Members must be given at least 28 days written notice (exclusive of the day on which the notice is served or taken to be served and of the day for which notice is given) of a general meeting.

31.2 General meetings may be called on less than 28 days notice in accordance with the procedures set out in the *Corporations Law*.

31.3 A notice convening a general meeting must:

(a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used);

(b) state the general nature of the business to be transacted at the meeting;

(c) specify a place and facsimile number and may specify an electronic address for the purposes of proxy appointments;

(d) specify particulars of any determination made under section 1109N of the *Corporations Law*; and

(e) comply with any other requirements of the *Corporations Law*.

32. Business

32.1 The business of an annual general meeting will be to:

(a) consider the annual financial report and reports of the Directors and Auditor required by the *Corporations Law;*

(b) elect directors;

(c) where relevant, appoint and fix the remuneration of the Auditor; and

(d) transact any other business which under this Constitution may be transacted at a general meeting.

32.2 The Chairperson of an annual general meeting must allow a reasonable opportunity for the members as a whole at the meeting to:

(a) ask questions about or make comments on the management of the Company;

(b) ask the Auditor or his or her representative questions relevant to the conduct of the audit and the preparation and contents of the Auditor's report for the Company.

32.3 (a) The Directors may postpone or cancel any general meeting (other than a meeting convened as the result of a requisition under **clause 30.3**) at any time before the day of the meeting.

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices from the Company.

32.4 An accidental omission to send a notice of a general meeting or the postponement of a general meeting to any Member or the non-receipt of a notice by any Member does not invalidate the proceedings at or any resolution passed at the general meeting.

PROCEEDINGS AT GENERAL MEETINGS

33. Member

In **clauses 34, 35, 38** and **43**, '**Member**' includes a Member present in person or by proxy, attorney or Representative.

34. Quorum

34.1 No business may be transacted at a general meeting unless a quorum of Members is present when the meeting proceeds to business.

34.2 A quorum of Members is two Members.

34.3 If a quorum is not present within 20 minutes after the time appointed for a meeting:

(a) the meeting is automatically dissolved if it was convened by or on the requisition of Members; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting is automatically dissolved.]

35. Chairperson

35.1 The chairperson, or in the chairperson's absence the deputy chairperson, of Directors' meetings will be the chairperson at every general meeting.

35.2 If:

(a) there is no chairperson or deputy chairperson; or

(b) neither the chairperson nor deputy chairperson is present within 15 minutes after the time appointed for holding the meeting; or

(c) the chairperson and deputy chairperson are unwilling to act as chairperson of the meeting,

the Directors present may elect a chairperson.

35.3 If no election is made pursuant to **clause 35.2**, then:

(a) the Members may elect one of the Directors present as chairperson; or

(b) if no Director is present or is willing to take the chair, the Members may elect one of the Members present as chairperson.

35.4 If there is a dispute at a general meeting about a question of procedure, the chairperson may determine the question.

36. General conduct

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairperson, including the procedure for the conduct of the election of Directors.

37. Adjournment

37.1 The chairperson of a meeting at which a quorum is present:

(a) in his or her discretion may adjourn a meeting with the meeting's consent; and

(b) must adjourn a meeting if the meeting directs him or her to do so.

37.2 An adjourned meeting may take place at a different venue from the initial meeting.

37.3 The only business that can be transacted at an adjourned meeting is the unfinished business of the initial meeting.

37.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned meeting must be given to Members as if it were an original meeting, but otherwise it is not necessary to give notice of an adjourned meeting or the business of the adjourned meeting.

37.5 No poll may be demanded on the question of adjournment of a meeting except by the chairperson.

38. Decisions

38.1 Subject to the *Corporations Law* in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

38.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) the chairperson;

(b) any five Members who have the right to vote on the resolution;

(c) any Member or Members who have the right to vote not less than five percent of all votes held by Members who have the right to vote on the resolution; or

(d) any Member or Members who have the right to vote Shares on which an amount has been paid up or credited as paid up equal to not less than five percent of the total amount paid up or credited as paid up on all Shares conferring the right to vote on the resolution.

38.3 A poll may be demanded:

(a) before a vote on a show of hands takes place;

(b) after a vote on a show of hands takes place but before the declaration of the result of the show of hands; or

(c) immediately after the declaration of the result of a show of hands.

38.4 Unless a poll is demanded:

(a) a declaration by the chairperson that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

38.5 The demand for a poll may be withdrawn.

38.6 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

39. Taking a poll

39.1 A poll will be taken when and in the manner that the chairperson directs.

39.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

39.3 The chairperson may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

39.4 No poll may be demanded on the election of the chairperson.

39.5 A poll demanded on the adjournment of a meeting must be taken immediately.

39.6 After a poll has been demanded at a meeting, the meeting may continue for the transaction of business other than the question on which the poll was demanded.

40. Casting vote of chairperson

The chairperson does not have a casting vote (in addition to the chairperson's votes as a Member, proxy, attorney or Representative) on a show of hands or on a poll.

41. Offensive material

The chairperson may refuse a person admission to, or require the person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession; or

(b) is in possession of any:

(i) electronic or recording device;

(ii) placard or banner; or

(iii) other article,

which the chairperson considers to be dangerous, offensive or liable to cause disruption.

42. Auditor's right to be heard

The Auditor may:

(a) attend any general meeting of the Company;

(b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in his or her capacity as auditor, even if:

(i) the Auditor retires at the meeting;

(ii) Members pass a resolution to remove the Auditor from office; and

(c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

VOTES OF MEMBERS

43. Entitlement to vote

43.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Member may vote;

(b) subject to **clause 47.3** and the *Corporations Law*, on a show of hands every Member has one vote;

(c) on a poll every Member has:

(i) for each fully paid Share held by the Member, one vote; and

(ii) for each partly paid Share held by the Member, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the Share.

43.2 During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any voting rights in respect of those Restricted Securities.

44. Unpaid calls

A member is entitled to:

(a) vote; or

(b) be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

45. Joint holders

If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

46. Objections and Listing Rules

46.1 An objection to the qualification of a voter may only be raised at the meeting or adjourned meeting at which the voter tendered its vote.

46.2 An objection must be referred to the chairperson of the meeting, whose decision is final.

46.3 Subject to **clause 46.4**, a vote which the chairperson does not disallow pursuant to an objection is valid for all purposes.

46.4 A vote which the Listing Rules require the Company to disregard is not valid.

47. Votes by proxy

47.1 A Member who is entitled to attend and cast a vote at a general meeting of the Company may appoint not more than two other persons as that Member's proxy or proxies to attend and vote at the meeting on that Member's behalf.

47.2 If a Member appoints one proxy, that proxy may, subject to the *Corporations Law,* vote on a show of hands.

47.3 If a Member appoints two proxies neither proxy may vote on a show of hands.

47.4 A proxy may demand or join in demanding a poll.

48. Instrument appointing proxy

48.1 A natural person may appoint one or two proxies by a written appointment signed by the appointor or the appointor's attorney.

48.2 A corporation may appoint one or two proxies by a written appointment under the appointor's common seal or signed by a director, secretary or attorney of the appointor.

48.3 A proxy need not be a Member.

48.4 If a Member appoints two proxies, and the appointment does not specify the proportion of the appointor's voting rights to be exercised by each proxy, each proxy may exercise one-half of the appointor's rights. (Fractions of votes will be disregarded.)

48.5 (a) An appointment of a proxy must be in a form approved by the Directors.

(b) **Schedule 1** sets out a form which will be taken to be approved by the Directors unless they resolve to use a different form.

48.6 A proxy may vote or abstain as he or she chooses except to the extent that an appointment of the proxy indicates the manner in which the proxy will vote on any resolution. The proxy must vote or abstain on a poll or show of hands in accordance with any instructions on the appointment.

48.7 A proxy's appointment is valid at an adjourned meeting.

49. Proxy in blank

If an instrument of proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the chairperson may either act as proxy or complete the instrument of proxy by inserting the name or names of one or more Directors or the Secretary.

50. Lodgment of proxy

50.1 Subject to **clause 50.3**, the written appointment of a proxy must be received by the Company, at least 48 hours (unless otherwise specified in the notice of meeting to which the proxy relates) before:

(a) the time for holding the meeting or adjourned meeting at which the appointee proposes to vote; or

(b) the taking of a poll on which the appointee proposes to vote.

50.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a notarially certified copy of it must be either:

(a) forwarded with the appointment; or

(b) produced at the meeting or adjourned meeting at which the appointee is authorised to vote.

50.3 An appointment of a proxy and any power of attorney or other authority under which it was executed are received by the Company at:

(a) the Office;

(b) a facsimile number at the Office; or

(c) a place, facsimile number or electronic address specified for that purpose in the notice of meeting.

51. Validity

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became of unsound mind;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless any written notification of the death, unsoundness of mind, revocation or transfer was received by the Company before the relevant meeting or adjourned meeting.

52. Representatives of corporations

52.1 Any Member which is a corporation may authorise a natural person to act as its representative as provided by the *Corporations Law.*

52.2 The chairperson of a general meeting may permit a person claiming to be a Representative to exercise his or her powers even if he or she has not produced a certificate evidencing his or her appointment, or may allow the Representative to vote on the condition that he or she subsequently establishes to the satisfaction of the chairperson of the general meeting his or her status as a Representative within a period prescribed by the chairperson of the general meeting.

APPOINTMENT AND REMOVAL OF DIRECTORS

53. Number of Directors

53.1 There will be:

(a) a minimum of three Directors; and

(b) a maximum of 12 Directors.

53.2 The Directors in office as at the date this Constitution is adopted by the Company continue in office subject to this Constitution.

54. Qualification

Neither a Director nor an Alternate Director has to hold any Shares, but a Director (and an Alternate Director when acting as a Director) is entitled to notice of and to attend and speak at every general meeting.

55. Power

55.1 The Company may, subject to the *Corporations Law*, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) appoint another person in the Director's place.

55.2 A person appointed under **clause 55.1(b)** will hold office for the term for which the Director replaced would have held office if the Director had not been removed.

56. Additional and casual Directors

56.1 Subject to **clause 53**, the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

56.2 A Director appointed under **clause 56.1** will hold office until the next annual general meeting of the Company when the Director may be re-elected but will not be taken into account in determining the number of Directors who must retire by rotation.

57. Filling vacated office

57.1 If a Director retires at a general meeting, the Company may by ordinary resolution elect a person to fill the vacated office.

57.2 If the vacated office is not filled and the retiring Director has offered himself or herself for re-election, the retiring Director will be considered to have been re-elected unless, at the meeting at which he or she retires:

(a) it is resolved not to fill the vacated office; or

(b) a resolution for the re-election of the Director is put and lost.

58. Retirement by rotation

58.1 Subject to the Listing Rules and **clause 75.7**, at each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors must retire from office.

58.2 (a) The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election or appointment.

(b) Directors elected or appointed on the same day may agree among themselves or determine by lot which of them must retire.

58.3 Subject to **clause 75.7**, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected, even if his or her retirement results in more than one-third of all Directors retiring from office.

58.4 A retiring Director will be eligible for re-election.

59. Nomination of Director

59.1 A person is not eligible for election as a Director at a general meeting unless:

Clause 59.1 was amended at the 2005 Annual General Meeting held on 28 October 2005. Refer to footnote 1.

(a) the person is a Director retiring by rotation or was appointed as a Director under clause 56.1 and[1] who seeks re-election; or

(b) the person is proposed by at least 50 Members; and

(c) the proposing Members or Director leave a notice at the Office which nominates the candidate for the office of Director and includes the written consent of the person nominated.

59.2 A notice given in accordance with **clause 59.1** must be left at the Office not less than 30 Business Days before the relevant general meeting.

60. Vacation of office

60.1 The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the *Corporations Law*;

(b) is prohibited by the *Corporations Law* from holding office or continuing as a Director;

(c) is prohibited from holding or is removed from the office of Director by an order made under the *Corporations Law*;

(d) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

(e) becomes of unsound mind or a person whose estate is liable to be dealt with in any way under the law relating to mental health;

(f) resigns from his or her office of Director by notice in writing to the Company;

(g) is removed by a resolution of the Company; or

(h) not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors.

60.2 A Director who holds any executive office in the Company (including the office of Managing Director) ceases to be a Director when he or she ceases to hold the executive office.

---

[1] **History of Clause 59.1**

Before the 2005 AGM held on 28 October 2005 Clause 59.1 stated:

A person is not eligible for election as a Director at a general meeting unless:

a. the person is a Director retiring by rotation who seeks re-election; or

b. the person is proposed by at least 50 Members; and

c. the proposing Members or Director leave a notice at the Office which nominates the candidate for the office of Director and includes the written consent of the person nominated.

60.3 A person ceasing to be a Director by virtue of the provisions of **clause 60.2** will not thereby be rendered ineligible for appointment or election as a Director under any clause other than **clause 75**.

REMUNERATION OF DIRECTORS

61. Remuneration of Non-Executive Directors

61.1 Subject to the Listing Rules, the Directors (other than an Executive Director) may collectively be paid as remuneration for their services a fixed sum not exceeding the aggregate maximum sum from time to time determined by the Company in general meeting.

61.2 The notice convening a general meeting at which it is proposed that Members approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the Listing Rules.

61.3 Subject to the Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally.

61.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

61.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may pay the Director a fixed sum determined by the Directors in addition to or instead of the Director's remuneration under **clause 61.1**. No payment may be made under this **clause 61.5** if the effect of the payment would be to exceed the aggregate amount of Directors' remuneration determined by the Company in general meeting.

61.6 The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

61.7 The Company may also pay a premium in respect of a contract insuring a person who is or has been a Non-Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the *Corporations Law.*

62. Remuneration of Executive Directors

62.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

62.2 The Company may pay a premium in respect of a contract insuring a person who is or has been an Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the *Corporations Law.*

63. Benefit to retiring Directors

63.1 The Directors may:

(a) pay a gratuity, pension or allowance, on retirement or other vacation of office, to or for the benefit of a Director or to his widow or dependants; and

(b) make contributions to any fund and pay any premiums for the purchase or provision of any such gratuity, pension or allowance

in the circumstances provided in, and subject to the approval of Members if so required by, the *Corporations Law.*

63.2 The Directors may enter into a contract or arrangement with a prospective, present or former Director for the payment of benefits or the making of contributions of the kinds referred to in **clause 63.1**.

63.3 The Directors may establish or support or assist in the establishment or support of funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to the Directors.

POWERS AND DUTIES OF DIRECTORS

64. Directors to manage company

64.1 The business of the Company is managed by or under the direction of the Directors who may exercise all powers of the Company that this Constitution, the *Corporations Law* or the Listing Rules do not require to be exercised by the Company in general meeting.

64.2 Without limiting the generality of **clause 64.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital; and

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

PROCEEDINGS OF DIRECTORS

65. Directors' meetings

65.1 Any director may summon a meeting of the Directors.

65.2 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings at or any resolution passed at the meeting.

65.3 (a) A Directors' meeting may be held by the Directors communicating with each other by any technological means by which they are able simultaneously to hear each other and to participate in discussion.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **clause 65.3** is taken to be present and entitled to vote at the meeting.

(d) A Director can only withdraw his or her consent to the means of communication between Directors proposed for a Directors' meeting if the Director does so at least 48 hours before the meeting.

65.4 **Clause 65.3** applies to meetings of Directors' committees as if all committee members were Directors.

65.5 The Directors may meet together, adjourn and regulate their meetings as they think fit.

65.6 A quorum for meetings of Directors may be fixed by the Directors and unless so fixed, is two.

66. Decisions

66.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting.

66.2 The chairperson of a meeting does not have a casting vote in addition to his or her deliberative vote.

66.3 (a) An Alternate Director has one vote for each Director for whom he or she is an alternate.

(b) If the Alternate Director is a Director, he or she also has a vote as a Director.

67. Directors' interests

67.1 A Director who has a material personal interest in a matter that is to be considered at a meeting of Directors must not:

(a) vote on the matter or be present while the matter is being considered at the meeting; and

(b) be counted in the quorum in relation to that matter

if to do so would be contrary to the *Corporations Law*.

67.2 Each Director must disclose to the Company particulars of:

(a) any material contract in which the Director is interested, including the names of the parties to the contract, particulars of the contract, and the Director's interest in the contract, and

(b) any material personal interest in a matter that is being considered at a meeting of the board or of Directors.

67.3 Voting by a Director contrary to this **clause 67**, or failure by a Director to make disclosure under this clause, does not render void or voidable a contract in which the Director has an interest.

67.4 A Director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be appointed to and hold any office or place of profit under the Company, other than the office of auditor; and

(c) act in a professional capacity, other than as auditor, for the Company,

and provided that he or she makes disclosure as required by this **clause 67**, may receive and retain for his or her own benefit any remuneration, profits or benefits as if he or she were not a Director.

68. Alternate Directors

68.1 A Director may, with the approval of the Directors, appoint any person as his or her alternate.

68.2 An Alternate Director is entitled to notice of Directors' meetings while he or she is acting in that capacity and, if the appointor is not present at a meeting, is entitled to attend, be counted in a quorum and vote as a Director.

68.3 An Alternate Director is an officer of the Company and is not an agent of the appointor.

68.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled in that capacity to any remuneration from the Company.

68.5 (a) The appointment of an Alternate Director may be revoked at any time by the appointor or by the other Directors.

(b) An Alternate Director's appointment ends automatically when his or her appointor ceases to be a Director.

68.6 Any appointment or revocation under this clause must be effected by written notice delivered to the Secretary.

68.7 For the purposes of **clause 68,** an Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that his or her appointor has such an interest.

69. Remaining Directors

69.1 The Directors may act even if there are vacancies on the board.

69.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director; or

(b) convene a general meeting.

70. Chairperson

70.1 The Directors may elect a Director as chairperson of Directors' meetings and may determine the period for which the chairperson will hold office.

70.2 If no chairperson is elected or if the chairperson is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairperson of the meeting.

70.3 The Directors may elect a Director as deputy chairperson to act as chairperson in the chairperson's absence.

71. Directors' committees

71.1 (a) The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees.

(b) The Directors may at any time revoke any delegation of power to a committee.

71.2 At least one member of each committee must be a Director.

71.3 A committee must exercise its powers in accordance with any directions of the Directors and a power exercised in that way is taken to have been exercised by the Directors.

71.4 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

71.5 Meetings of any committee will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors.

72. Written resolutions

72.1 If all the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution in terms set out in the document, then a resolution in those terms is taken to have been passed at a Directors' meeting held on the day on which the document was last signed by a Director.

72.2 For the purposes of **clause 72.1**, two or more identical documents, each of which is signed by one or more Directors, together constitute one document signed by those Directors on the days on which they signed the separate documents.

72.3 Any document referred to in this clause may be in the form of a facsimile transmission or electronic notification.

72.4 If a Directors' meeting is held in accordance with this clause, the minutes must record that fact.

72.5 This clause applies to meetings of Directors' committees as if all members of the committee were Directors.

73. Validity of acts of Directors

If it is discovered that:

(a) there was a defect in the appointment of a person as a Director, Alternate Director or member of a Directors' committee; or

(b) a person appointed to one of those positions was disqualified;

all acts of the Directors or the Directors' committee before the discovery was made are as valid as if the person had been duly appointed and was not disqualified.

74. Minutes

74.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all general meetings, Directors' meetings and meetings of Directors' committees;

(b) all proceedings of general meetings, Directors' meetings and meetings of Directors' committees;

(c) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made; and

(d) all disclosures of interests made pursuant to **clause 67**.

74.2 Minutes must be signed by the chairperson of the meeting or by the chairperson of the next meeting of the relevant body, and if so signed will as between the Members be conclusive evidence of the matters stated in such minutes.

EXECUTIVE DIRECTORS

75. Appointment

75.1 (a) The Directors may appoint a Director to the office of Managing Director on such terms as they think fit.

(b) The Directors may appoint a Director to any other full-time or substantially full-time executive position in the Company on such terms as they think fit.

(c) A Director appointed under **clause 75.1(a)** or **(b)**, and a Director (however appointed) occupying for the time being a full-time or substantially full-time executive position in the Company or a related body corporate, is referred to in this Constitution as an Executive Director.

75.2 The position of chairperson of Directors may be a full-time executive position if the Directors so resolve.

75.3 If the appointment of an Executive Director is for a fixed term, the term must not exceed five years.

75.4 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss him or her from executive office and appoint another Director in that place.

75.5 If the Managing Director or the chairperson (if appointed to a full-time executive position) ceases to be a Director, his or her executive office terminates automatically.

75.6 If an Executive Director is suspended from executive office, his or her duties and obligations as Director are suspended for the same period.

75.7 A sole Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors.

76. Powers

76.1 The Directors may confer on an Executive Director any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

76.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in him or her.

76.3 Any power conferred pursuant to this clause may be concurrent with but not to the exclusion of the Directors' powers.

76.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

SECRETARY

77. Secretary

77.1 There must be at least one secretary of the Company appointed by the Directors on conditions determined by them.

77.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

SEALS

78. Common seal

If the Company has a Seal:

(a) the Directors must provide for the safe custody of the Seal;

(b) it must not be used except with the authority of the Directors or a Directors' committee authorised to permit use of the Seal;

(c) every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

(d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical means.

79. Duplicate seal

79.1 If the Company has a Seal, the Company may have one or more duplicate seals of the Seal which:

(a) must be a facsimile of the Seal with the addition on its face of the words 'Duplicate Seal';

(b) must only be used with the authority of the Directors or a Directors' committee.

80. Certificate seal

80.1 If the Company has a Seal, the Company may have a certificate seal which:

(a) may be affixed to Share, option or other certificates;

(b) must be a facsimile of the Seal with the addition on its face of the words 'Certificate Seal'; and

(c) must only be used with the authority of the Directors or a Directors' committee.

INSPECTION OF RECORDS

81. Times for inspection

81.1 Except as otherwise required by the *Corporations Law*, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

81.2 A Member other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Member is authorised to do so by a court order or a resolution of the Directors.

DIVIDENDS AND RESERVES

82. Fix a time for payment of dividends

The Directors may authorise the Company to pay interim and final dividends and fix:

(a) the amount;

(b) time for payment; and

(c) the method of payment.

83. Amend resolution

The Directors may amend or revoke a resolution to pay a dividend before the date which is nine Business Days before the record date notified to the Exchange for determining entitlements to a dividend.

84. No interest

The Company must not pay interest on any dividend.

85. Reserves

85.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate to pay a dividend.

85.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

85.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

85.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

86. Dividend entitlement

86.1 The dividend to be paid to the holder of a partly paid Share must not exceed that proportion of the dividend to be paid to the holder of a fully paid Share that the amount paid up on the Share (not credited as paid up) bears to the total issue price of the Share (excluding amounts credited as paid up).

86.2 Unless otherwise determined by the Directors, Shares rank for dividend from their date of allotment.

86.3 Subject to the *Corporations Law* and the SCH business rules, a transfer of Shares registered after the record date notified to the Exchange for determining entitlements to a dividend paid or payable in respect of the transferred Shares, does not pass the right to that dividend.

87. Restricted Securities

During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any dividend in respect of those Restricted Securities.

88. Deductions from dividends

The Directors may deduct from a dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

89. Distribution of assets

89.1 The Directors may resolve that a dividend (interim or final) will be paid wholly or partly by the distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

89.2 If a difficulty arises in making a distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Members on the basis of the fixed value in order to adjust the rights of all the Members; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

89.3 If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

90. Payment

90.1 Any dividend or other money payable in respect of Shares may be paid by cheque sent through the mail directed to:

(a) the address of the Member shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(b) an address which the Member or joint holders has in writing notified the Company as the address to which dividends should be sent.

90.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of Shares held by holders jointly.

91. Election to reinvest dividend

If and to the extent authorised by resolution of the Company in general meeting, the Directors may:

(a) establish a plan under which Members or any class of Members may elect to reinvest cash dividends paid by the Company by subscribing for Shares;

(b) vary, suspend or terminate the arrangements established under **clause 91(a)**.

92. Election to accept Shares in lieu of dividend

92.1 If and to the extent authorised by resolution of the Company in general meeting , the Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed dividend or part of the proposed dividend; and

(b) instead receive an issue of Shares credited as fully paid.

92.2 If the Directors resolve to allow the election provided for in **clause 92.1**, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may decide, elect to:

(a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

92.3 Following the receipt of duly completed notices of election under **clause 92.2**, the Directors must:

(a) appropriate from the Company's profits or any reserve established for this purpose an amount equal to the aggregate issue price of the Shares to be issued credited as fully paid to those holders of Shares who have given such notices of election; and

(b) apply the amount in paying up in full the number of Shares required to be so issued.

92.4 The Directors may not exercise the power conferred on them by this **clause 92** unless the Company has sufficient profits to give effect to any elections which could be made under the terms of this clause.

92.5 If and to the extent authorised by resolution of the Company in general meeting, the Directors may rescind, vary or suspend a resolution of the Directors made pursuant to **clause 92.1** and the arrangements implemented pursuant to the resolution.

92.6 The powers given to the Directors by this **clause 92** are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under **clause 94** then any Member who has elected to participate in arrangements established under this **clause 92** is deemed, for the purpose of determining the Member's entitlement to share in the capitalised sum, not to have so elected.

93. Unclaimed dividends

All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

94. Capitalisation of profits

94.1 The Directors may resolve to capitalise profits, with or without issuing Shares.

94.2 If the capitalisation is to be accompanied by the issue of Shares or debentures, the Directors may apply the sum capitalised:

(a) in the proportions in which the Members would be entitled if the sum was distributed by way of dividend; or

(b) in connection with an employee share scheme adopted by the Company, by applying the sum in paying up in part or full unissued Shares and issuing them in accordance with the rules of that scheme.

94.3 for the purposes of this **clause 94**, 'employee share scheme' has the same meaning as in section 9 of the *Corporations Law.*

94.4 To the extent necessary to adjust the rights of the Members among themselves, the Directors may:

(a) subject to **clause 22.3** and where Shares or debentures become issuable in fractions, issue certificates for Shares rounded up or down to the nearest whole number or make cash payments; and

(b) authorise any person to make, on behalf of all the Members entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of **clause 94.2(b)** is effective and binding on all the Members concerned.

NOTICES

95. Service of notices

95.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

(c) advertising in one or more of the newspapers published in the city of Melbourne as determined by the Directors, if in the opinion of the Directors extreme or unusual circumstances make it appropriate to do so.

95.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting a letter containing the notice; and

(b) three days after the day on which it was posted.

95.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next day.

95.4 A notice given by advertisement is taken to be served on the date on which the advertisement first appears in a newspaper.

95.5 A notice may be served by the Company on joint holders under **clause 95.1(a)** or **(b)** by giving the notice to the joint holder whose name appears first in the Register.

95.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this clause by advertisement or on the person from whom it derives title.

95.7 A Share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Member who does not have a Registered Address in Australia, by airmail post, by facsimile transmission, electronic notification or in another way that ensures that it will be received quickly, as appropriate; and

(b) in any other case by ordinary post.

95.8 A Member whose Registered Address is not in Australia may specify in writing an address in Australia as the Member's Registered Address within the meaning of this clause.

95.9 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

95.10 Subject to the *Corporations Law* the signature to a written notice given by the Company may be written or printed.

95.11 All notices sent by post outside Australia must be sent by prepaid airmail post.

96. Persons entitled to notice

96.1 Notice of every general meeting must be given to:

(a) every Member;

(b) every Director and Alternate Director;

(c) the Exchange; and

(d) the Auditor.

96.2 No other person is entitled to receive notice of a general meeting.

AUDIT AND FINANCIAL RECORDS

97. Company to keep financial records

97.1 The Directors must cause the Company to keep written financial records and to prepare financial documents and reports in accordance with the requirements of the *Corporations Law* and the Listing Rules.

97.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the *Corporations Law* and the Listing Rules.

WINDING UP

98. Winding up

98.1 Nothing in this clause prejudices the rights of the holders of Shares issued on special terms and conditions.

98.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Members in kind all or any of the Company's assets;

(b) for that purpose, determine how he or she will carry out the division between the different classes of Members,

but may not require a Member to accept any Shares or other securities in respect of which there is any liability.

98.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

INDEMNITY

99. Indemnity

99.1 To the extent permitted by law, the Company indemnifies every person who is or has been an officer of the Company against any liability incurred by that person:

(a) as such an officer of the Company; and

(b) to a person other than the Company or a related body corporate of the Company,

unless the liability arises out of conduct on the part of the officer which:

(c) involves a lack of good faith; or

(d) is contrary to the Company's express instructions.

99.2 The Company indemnifies every officer of the Company against any liability for costs and expenses incurred by the person in his or her capacity as officer of the Company:

(a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the *Corporations Law*.

99.3 For the purposes of this clause, 'officer' includes:

(a) Directors and the Secretary;

(b) executive officers as defined by the *Corporations Law*;

(c) and full-time employees as determined by the Directors.

ASX LISTING RULES

100. Listing Rules

If the Company is admitted to the Official List of ASX, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

SCHEDULE 1 - FORM OF PROXY

FORM OF PROXY

I/We,

of

am/are a Member of

I/We appoint as my/our proxy

of

or failing him or her

of

[delete as appropriate] or failing him or her the chairperson of the general meeting of the Company to be held on .... 19... at ....am/pm to vote for me/us at that meeting and at any adjournment of it *[]* until I/we revoke this appointment in writing.

This form is to be used in accordance with the directions below. Unless the proxy is directed, he or she may vote or abstain as he or she thinks fit.

RESOLUTION	FOR	AGAINST	ABSTAIN
	☐	☐	☐

INSTRUCTIONS

1. To direct the proxy to cast all votes covered by this instrument in a particular manner place a tick or a cross in the relevant box.

2. To direct the proxy to cast some only of the votes covered by this instrument in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be cast in that manner on a poll or the percentage of the total votes covered by this instrument to be cast in that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

3. If two proxies are appointed and the proportion of votes which each is to exercise is not stated each proxy may exercise one half of the appointor's votes (fractions of votes will be disregarded).

3. The instrument appointing the proxy, to be valid, must be received at the registered office of the Company at least 48 hours before the meeting, in the manner prescribed by **clause 50** of the Company's Constitution.

I/We understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as he or she thinks fit.

DATED:

....

Signature of member Signature of member

TABLE OF CONTENTS

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 15:13:48

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: *AUSTRALIAN STOCK EXCHANGE LIMITED* - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBYN BAKER
Date of appointment	31 OCTOBER 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Belinda Shave

From:	ASX.Online@asx.com.au
Sent:	Monday, 31 October 2005 3:14 PM
To:	Belinda Shave; Chris Belyea; Diana Attana; Peter Dawson; Roland Scollay
Subject:	MBP - ASX Online e-Lodgement - Confirmation of Release
Attachments:	277317.pdf

277317.pdf (88 KB)

ASX confirms the release to the market of Doc ID: 277317 as follows:
Release Time: 31-Oct-2005 15:13:43
ASX Code: MBP
File Name: 277317.pdf
Your Announcement Title: Appendix 3X - Robyn Baker

File No. 82-34880

metabolic

31 October, 2005

Australian Securities & Investments Commission,
PO Box 4000,
GIPPSLAND MAIL CENTRE, VIC. 3841

Dear Sir,

Re: Notification of Resolution – Form 205

We enclose Notification of Resolution (form 205) for your attention and would be pleased if you would acknowledge receipt in due course.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

(MPASIC30.doc)

ASIC registered agent number

lodging party or agent name

office, level, building name or PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
resolution

form 205

Corporations Act 2001
Regulation 1.0.12

Company name Metabolic Pharmaceuticals Limited

ACN 083 866 862

Subject(s) of the resolution

(tick boxes which apply)

157(2)	change of company name	☐	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐	AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☒	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/ creditors	☐	AH
	other	☐	R

section number

brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 28 /10/ 2005

The resolution ☐ set out below

☒ in the attached annexure marked "......A........" (show mark A B etc), was passed or agreed to (as required) as a special ~~or ordinary resolution~~ (as applicable) in accordance with the Corporations Act 2001.

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no

if yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name Belinda Shave capacity Company Secretary

sign here B Shave date 31 / 10/05

This is the annexure marked "A" of 1 page referred to in form 205

....B Shave.....................

Belinda Shave – Company Secretary

Date: 31 October 2005

METABOLIC PHARMACEUTICALS LIMITED

ACN 083 866 862

Clause 59.1 of the Constitution of Metabolic Pharmaceuticals Limited be amended as follows (amendment underlined):

"A person is not eligible for election as a Director at a general meeting unless:

(a the person is a Director who is retiring by rotation or was appointed as a Director under clause 56.1 and who seeks re-election; or

(b the person is proposed by at least 50 Members; and

(c) the proposing Members or Director leave a notice at the Office which nominates the candidate for the office of Director and includes the consent of the person nominated."

File No. 82-34880

metabolic

31 October, 2005

Australian Securities & Investments Commission,
PO Box 4000,
GIPPSLAND MAIL CENTRE, VIC. 3841

Dear Sir,

Re: Change to Company Details – Form 484 – Section B2 – Appointment of Director

We enclose Change to Company Details (Form 484) Section B2 regarding the appointment of our new Director for your attention and would be pleased if you would acknowledge receipt in due course.

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Company Secretary

(MPASIC8.doc)

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
57418576

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne Vic 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
- [ ] Director
- [x] Company secretary

Signature
B Shave

Date signed
31/10/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
3 1 / 1 0 / 0 5
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: BAKER
Given names: Robyn Ann

Date of birth
1 4 / 1 0 / 6 7
[D D] [M M] [Y Y]

Place of birth (town/city): Frankston
(state/country): Victoria, Australia

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name: CLELAND
Given names: Robyn Ann

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 137 Canterbury Road

Suburb/City: Middle Park
State/Territory: Victoria

Postcode: 3206
Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
_ _ / _ _ / _ _
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/11/2005

TIME: 11:03:52

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ROLAND SCOLLAY**
Date of last notice	**1 September 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 November 2005
No. of securities held prior to change	- 20,000 Fully Paid Ordinary Shares (ASX Code: MBP)
Class	Unquoted options (MBPAQ)
Number acquired	500,000 unquoted options (ASX Code: MBPAQ)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nominal consideration of $1.00
No. of securities held after change	- 20,000 Fully Paid Ordinary Shares (ASX Code: MBP) - 500,000 unquoted options (ASX Code: MBPAQ)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of unquoted options pursuant to the Metabolic Employee Share Option Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Belinda Shave

From: ASX.Online@asx.com.au
Sent: Wednesday, 2 November 2005 11:04 AM
To: Belinda Shave; Chris Belyea; Diana Attana; Peter Dawson; Roland Scollay
Subject: MBP - ASX Online e-Lodgement - Confirmation of Release

Attachments: 278243.pdf

278243.pdf (103 KB)

```
ASX confirms the release to the market of Doc ID: 278243 as follows:
Release Time: 02-Nov-2005  11:03:51
ASX Code: MBP
File Name: 278243.pdf
Your Announcement Title: Appendix 3Y - Roland Scollay
```

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/11/2005

TIME: 11:03:05

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	500,000 MBPAQ unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000 MBPAQ unquoted options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	500,000 MBPAQ unquoted options: - Exercise Price: $1.00 - Expiry Date: 1 October 2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable – unquoted securities
5	Issue price or consideration	Nominal consideration of $1.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To grant a total of 500,000 MBPAQ unquoted options pursuant to the Metabolic Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	254,410,601	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,959,800 183,333	MBPAQ MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

[1]Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 2 November 2005

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Belinda Shave

From: ASX.Online@asx.com.au
Sent: Wednesday, 2 November 2005 11:03 AM
To: Belinda Shave; Chris Belyea; Diana Attana; Peter Dawson; Roland Scollay
Subject: MBP - ASX Online e-Lodgement - Confirmation of Release

Attachments: 278241.pdf

278241.pdf (171 KB)

ASX confirms the release to the market of Doc ID: 278241 as follows:
Release Time: 02-Nov-2005 11:03:00
ASX Code: MBP
File Name: 278241.pdf
Your Announcement Title: Appendix 3B